EXHIBIT 13

                                 Giant Food Inc.
                                6300 Sheriff Road
                            Landover, Maryland 20875



                                  June 10, 1998


To: Participants in the Company's
       Automatic Dividend Reinvestment Plan


Dear Stockholder:

         As you know, Koninklijke Ahold N.V. (Royal Ahold) ("Ahold") has made a tender offer to purchase all the outstanding shares of the Company's Class A (Non-Voting) Common Stock (the "Shares") at a price of $43.50 per Share, net to the seller in cash, without interest thereon (the "Tender Offer"). Ahold has also entered into agreements with The 1224 Corporation and J Sainsbury plc to acquire all the outstanding voting securities of the Company. Due to the pending acquisition of the Company by Ahold, the Company has terminated its Automatic Dividend Reinvestment Plan (the "Plan").

         As a result of the termination of the Plan, participants in the Plan will receive checks for the $.20 per Share dividend payable by the Company on June 5, 1998 to record holders of Shares as of May 8, 1998, rather than having such amounts invested in additional Shares pursuant to the Plan. These dividend checks are being mailed to stockholders under separate cover.

         In addition, American Stock Transfer & Trust Company ("AST&T"), which has administered the Plan, is distributing to you a stock certificate for the number of whole Shares in your Plan account. It is also distributing to you a check for the value of any fractional Share in your Plan account. AST&T aggregated and sold all such fractional Shares in the market on May 22, 1998 at a price of $42.83 per Share. The stock certificate and check in lieu of a fractional Share relating to the termination of your Plan account are enclosed herewith.

          Also enclosed, for the convenience of participants wishing to tender their Shares to Ahold pursuant to the Tender Offer, are a form of Letter of Transmittal and an envelope addressed to The Bank of New York as the Depositary for the Tender Offer.

         Please contact Mark Iskandar, the Company's director of Investor Relations, at 301-341-8792 if you have any questions regarding the termination of the Plan.

                                            Sincerely yours,




                                            Pete L. Manos
                                            Chairman of the Board, President
                                            and Chief Executive Officer

Enclosures




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